

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

April 8, 2008

Russell Chenu
Chief Financial Officer
James Hardie Industries N.V.
Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

> **RE: James Hardie Industries N.V.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **File No. 1-15240**

Dear Mr. Chenu:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief